Strictly Confidential

Shanda Games Limited
No. 1 Office Building, No. 690 Bibo Road
Pudong New Area, Shanghai 201203
The People’s Republic of China

June 11, 2015

Via E-mail

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shanda Games Schedule 13E-3 Filed May 5, 2015 SEC File No. 005-85045

Dear Ms. Chalk:

This letter is submitted by Shanda Games Limited (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Schedule 13E-3, File No. 005-85045, filed on May 5, 2015 (as amended, the “Schedule 13E-3” or the “Filing”), as set forth in your letter to the Company dated June 4, 2015. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the response. Please note that all references to page numbers in the responses are references to Amendment No. 1 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 1 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning Yingfeng Zhang, Capitalhold Limited, Capitalcorp Limited, Ningxia Yilida Capital Investment Limited Partnership, Yili Shengda Investment Holdings (Hong Kong) Company Limited, Ningxia Zhengjun Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongyincashmere International Group Co., Ltd., Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, Zhongrong Investment Holdings (Hong Kong) Co., Ltd., Ningxia Silkroad Equity Investment Partnership Enterprise (Limited Partnership), Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), Shanghai Yingfeng Investment Management Company Limited, Orient Hongtai (Hong Kong) Limited, Shaolin Liang, Orient Hongzhi (Hong Kong) Limited and Hao Ding International Limited, such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Schedule 13E-3

1.	Please include Mr. Yingfeng Zhang as a filer on the Schedule 13E-3. We note that Mr. Zhang is the Company’s acting chief executive officer, and is also affiliated with several of the filing persons on the Schedule 13E-3 and entities that will control the Company after the merger. He is expected to be a director of the Surviving Corporation. Please provide all of the disclosure required by Schedule 13E-3 as to Mr. Zhang individually.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on the cover page and page 1 of Amendment No. 1.

2.	See our last comment above. Include Shanghai Yingfeng Investment Management Company Limited as a filer on the Schedule 13E-3. We note that Shanghai Yingfeng is a limited liability company controlled by Mr. Yingfeng Zhang and the general partner of filers Ningxia Yilida and Zhengjun Investment.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on the cover page and page 1 of Amendment No. 1.

3.	Explain why Mr. Shoalin Liang is not included as a filer on the schedule 13E-3. We note that Mr. Liang is a director of the Company and is also a vice general manager of filer and member of the Buyer Group Ningxia.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on the cover page and page 1 of Amendment No. 1.

4.	Explain why Mr. Lijun Lin is not included as a filer on the Schedule 13E-3. We note that Mr. Lin is a director of the Company and was affiliated with an affiliate of filer Orient Hongtai and Orient Hongzhi as recently as April 16, 2015. Your analysis should explain any current relationship between Mr. Lin and any existing filer on the Schedule 13E-3.

Mr. Lijun Lin is not included as a filer on the Schedule 13E-3 because the Buyer Group believes that he is not “an affiliate engaged in” the Transactions. In reaching this conclusion, the Buyer Group considered, among other things, Rule 13e-3 under the Exchange Act (“Rule 13e-3”) and the Staff’s analysis and interpretive position set forth in Compliance and Disclosure Interpretation (“CD&I”) 201.05 and Section III of Release No. 34-17719 (the “Staff’s Guidance”), pursuant to which there are two prongs for the “filing-person” test, namely (1) whether the entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1) under the Exchange Act (“Rule 13e-3(a)(1)”), and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

The Buyer Group believes that although Mr. Lin has served as a director of the Company during the relevant period of time, he is not an affiliate engaged, either directly or indirectly, in the Transactions on behalf of any member of the Buyer Group either before or after Orient Finance joined the First Consortium on September 1, 2014. Specifically,

1.	other than serving as an independent director (and not as a member of the management) of the Company, Mr. Lin is not affiliated with and does not hold any position with any existing filer on the Schedule 13E-3.

2.	Mr. Lin is not expected to hold a material amount of the Surviving Corporation’s outstanding equity securities in, serve as a director of or hold any management position with the Surviving Corporation or otherwise be in a position to “control” the Surviving Corporation within the meaning of Exchange Act Rule 12b-2.

3.	Mr. Lin served as the chief executive officer of China Universal Asset Management Co., Ltd. (“CUAM”) from April 2004 to April 16, 2015. During this period, CUAM’s affiliation with Orient Hongtai and Orient Hongzhi, each of which is a member of the Buyer Group, was unrelated to the Transactions, and neither Mr. Lin nor CUAM directed or caused the direction of, or possessed any power to direct or cause the direction of, the management and policies of Orient Hongtai or Orient Hongzhi or was otherwise engaged in the Transactions on Orient Hongtai or Orient Hongzhi’s side. Furthermore, Mr. Lin ceased to be the chief executive officer of CUAM on April 16, 2015.

4.	Nor has Mr. Lin in any way been involved in the negotiation of or otherwise engaged in the Transactions on behalf of any other member of the Buyer Group.

5.	Mr. Lin’s only involvement with the Transactions has been in his capacity as an independent director of the Company and as the chairman of the Special Committee. Mr. Lin promptly resigned from the Special Committee after Orient Finance joined the First Consortium on September 1, 2014 in light of his role as the chief executive officer of CUAM.

For the foregoing reasons, the Buyer Group believes that Mr. Lin should not be included as a filer on the Schedule 13E-3.

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

5.	Explain why Shanda Interactive is not a filer on the Schedule 13E-3. We note the disclosure that Shanda Interactive was previously a member of the Buyer Group was the Company’s indirect controlling shareholder as of November 2014. We also note the affiliation between Mr. Yingfeng Zhang and Shanda Interactive.

Shanda Interactive ceased to be a shareholder of the Company upon its sale, through its wholly owned subsidiary-Shanda SDG, to each of Zhongrong Shengda and Yili Shengda, of 48,759,187 Class B ordinary shares on November 25, 2014 (collectively, the “Class B Sales”). Since the Class B Sales, Shanda Interactive has neither owned any equity securities of the Company, nor directly or indirectly controlled or been controlled by or under the common control with the Company. Since the Class B Sales, Shanda Interactive also has not engaged, directly or indirectly, in any discussion on the Transactions.

Mr. Yingfeng Zhang was a co-general counsel and vice president of Shanda Interactive as of October 28, 2014 when he was appointed by the Board as the acting chief executive officer of the Company and a member of the Board. On November 26, 2014, after the Class B Sales, Mr. Tianqiao Chen, the ultimate controlling shareholder of Shanda Interactive, resigned and was replaced by Mr. Zhang as the chairman of the Board. Although Mr. Zhang’s employment contract with Shanda Interactive was not officially terminated until December 16, 2014 (which was his monthly payroll cutoff date at Shanda Interactive), he had ceased to work for Shanda Interactive on November 25, 2014, the date on which the Class B Sales were agreed and completed. Since November 25, 2014, Mr. Zhang has worked exclusively for the Company.

On December 5, 2014, Mr. Zhang and Ningxia entered into the Second Consortium Agreement to form a new consortium (the “Second Consortium”) to acquire the Company. The Second Consortium did not engage in any negotiation with the Board or the Special Committee and was in fact dissolved on February 6, 2015 upon the expiration of the period during which members of the Second Consortium agreed to deal exclusively with each other in pursuing a going private transaction with the Company. On March 16, 2015, members of the Buyer Group entered into the Third Consortium Agreement to form a new consortium (the “Third Consortium”) to acquire the Company. On April 3, 2015, the Buyer Group entered into the Transactions with the Company. Shanda Interactive was not a member of either the Second Consortium or the Third Consortium. In summary, Shanda Interactive ceased to be a shareholder of the Company upon the Class B Sales on November 25, 2014, and it has had no role in the Transactions since then.

Therefore, the Buyer Group believes that Shanda Interactive should not be included as a filing person. To clarify Shanda Interactive’s role after November 25, 2014, the disclosure has been updated on page 26 of the Revised Proxy Statement.

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

6.	On a supplemental basis and with a view to possible further disclosure, explain the affiliation between former chairman of the Board Tianqiao Chen and any of the filers on the Schedule 13E-3. We note that Mr. Chen is an affiliate of Shanda Interactive which was itself a controlling shareholder of the Company and was involved in a prior consortium seeking to buy the Company which culminated in the current Merger proposal.

The Buyer Group has advised that Mr. Tianqiao Chen is not affiliated with any of the filers on the Schedule 13E-3 and has not been affiliated with any of the filers on the Schedule 13E-3 since November 26, 2014 when he resigned as a director of the Company and the chairman of the Board after the Class B Sales on November 25, 2014.

Prior to the Class B Sales, Shanda Interactive was the controlling shareholder of the Company, holding shares representing over 50% of the voting power of the outstanding equity securities of the Company. In the Class B Sales on November 25, 2014, Shanda Interactive sold all of the Company shares it then beneficially owned (through its subsidiary, Shanda SDG) to Ningxia and Yili Shengda (an affiliate of Mr. Zhang). On November 26, 2014, Mr. Chen stepped down as chairman of the Board and resigned as a director. Since November 25, 2014, neither Shanda Interactive nor Mr. Chen has engaged in any discussion with the Company or members of the Buyer Group with the goal of engaging in a going private transaction with respect to the Company. Details with respect to the past involvement of Shanda Interactive and Mr. Chen in the Transactions have already been disclosed in the proxy statement attached as Exhibit (a)(1) to the Schedule 13E-3 filed on May 5, 2015, and may be found on pages 19 to 26 of the Revised Proxy Statement.

7.	Provide more details about the “contingent equity awards to be granted to certain game producers” of the Company after the Merger. Since the equity awards are mentioned in a section entitled “Interests of the Company’s Executive Officers and Directors in the Merger,” are these individuals officers or directors of the Company? What is the range of individual equity awards to be granted under the September 2014 commitment letters? (we note the disclosure on page 58 that they total $13 million in the aggregate). Your analysis should address whether by virtue of such continuing equity interest in the Surviving Corporation and their existing positions with the Company, such individuals should be included as filers on the Schedule 13E-3.

Each of the recipients of these equity awards is the head of one of the Company’s game production studios. None of these individuals is a director of the Company or has the title of president or vice president, nor is any of them in charge of a general business function (such as sales, administration or finance) to the extent a single game production studio is not deemed a general business function. Nonetheless, in light of the fact that the definition of “executive officer” under Rule 3b-7 involves subjective judgment, we decided to include disclosure relating to these equity awards to ensure compliance with the requirements of the Exchange Act. The amount of individual equity awards to be granted under the September 2014 commitment letters range from RMB80 million (US$12.9 million) to RMB100 million (US$16.1 million) per person based on a valuation of the Company of 15 times its 2013 net profits.

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 58 of the Revised Proxy Statement.

Litigation Related to the Merger, page 11

8.	We note that the hearing on Kilometre’s application for summary judgment before the Hong Kong court is scheduled to be heard on July 8, 2015 and that Kilometre is seeking summary judgment against the Company for consulting fees of $39,229,944.32. Discuss the potential impact on the Company and the Merger is Kilometre is successful in its claim.

Assuming the court does not grant any remedy not specifically requested by Kilometre, (i) if Kilometre succeeds in full in its summary judgment application dated February 17, 2015, a judgment of USD39,229,944.32, plus interest and costs, will be entered against the Company; (ii) if Kilometre’s summary judgment application fails but Kilometre succeeds in full in its claims against the Company set forth in the amended statement of claim dated February 10, 2015, a judgment of USD44,925,847.32, plus interest and costs, will be entered against the Company.

In addition, Kilometre served a statutory demand on the Company in the Cayman Islands on May 21, 2015 requesting the Company to pay a purported debt of $39,229,944.32 within 21 days. The Company intends to vigorously defend itself against all related legal actions taken by Kilometre in the Cayman Islands on the merits.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on pages 11 and 61 of the Revised Proxy Statement.

9.	See our comment above. Please supplementally provide the pleadings (English translations if applicable) in the above matter.

We submit the following documents in response to the Staff’s request:

•         Summons

•         Amended Statement of Claim

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

•         Amended Defense and Counterclaim

•         Summons in relation to Kilometre’s summary judgment application

Special Factors, page 22

10.	It would appear the Kilometre is an outside party within the meaning of Item 1015 of Regulation M-A. As such, all reports or opinions of such party (including oral reports or opinions) must be summarized in the disclosure document (see Item 1015(b)(6) and you must provide all of the disclosure as to Kilometre required by Item 1015(b)(1)-(5).).

Kilometre was not engaged to, and did not, provide any report, opinion or appraisal to the Company or any affiliate of the Company. Instead, Kilometre’s main function was to introduce and facilitate communications with parties potentially interested in a transaction involving the Company. In addition, as the Special Committee engaged Merrill Lynch to act as its independent financial advisor in connection with the Merger, Kilometre did not report to the Special Committee or otherwise advise the Special Committee on any matter relating to the Merger. Therefore, we submit that Kilometre is not an outside party within the meaning of Item 1015 of Regulation M-A.

11.	See the disclosure on page 20 in the last paragraph. Clarify whether the authority granted to the Special Committee by the Board included the authority to recommend that the Company remain independent.

The authority granted to the Special Committee by the Board included the authority to recommend that the Company remain independent.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 20 of Amendment No. 1.

12.	Summarize the oral or other reports provided by Merrill Lynch between March 2014 and September 2014. See Item 9 of Schedule 13E-3 and Item 1015 of Regulation M-A.

Between March and September 2014, the only occasion when Merrill Lynch gave the Special Committee a financial analysis of the merger consideration was on September 23, 2014. A summary of that analysis has been disclosed on page 25 of the Revised Proxy Statement.

13.	We note the disclosure that various members of the Buyers Group purchased Class A ordinary shares from Shanda SDG and other affiliates of the Company during 2014. See the disclosure on pages 23-24 of the disclosure document. Tell us why these were not the first in a series of steps in this going private transaction. See Rule 13e-3(a)(3).

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

The Buyer Group provided the following summary of the various sales of Class A ordinary shares (collectively, “Class A Sales”) during 2014:

–  On February 17, 2014, Shanda SDG sold to Primavera 28,959,276 Class A ordinary shares of the Company.

–  On March 16, 2014, Shanda SDG sold to Perfect World 30,326,005 Class A ordinary shares of the Company.

–  On September 23, 2014, Shanda SDG sold to Zhongrong Investment 80,577,828 Class A ordinary shares of the Company.

–  On September 23, 2014, Shanda SDG sold to Orient Finance 123,552,669 Class A ordinary shares of the Company.

–  On September 23, 2014, Shanda SDG sold to Hao Ding 48,152,848 Class A ordinary shares of the Company.

–  On September 23, 2014, Primavera sold to Hao Ding 28,959,276 Class A ordinary shares of the Company.

–  On September 23, 2014, Perfect World sold to Hao Ding 30,326,005 Class A ordinary shares of the Company.

We submit that none of the Class A Sales is the first in a series of steps in this going private transaction because none of the buyers in the Class A Sales was an affiliate of the Company prior to the completion of the respective Class A Sale. Under Rule 13e-3(a)(3) under the Exchange Act, a Rule 13e-3 transaction is a transaction or series of transactions involving “one or more of the transactions described in Rule 13e-3(a)(3)(i)” which has either a reasonable likelihood or a purpose of producing any of the effects described in Rule 13e-3(a)(3)(ii) under the Exchange Act.

Rule 13e-3(a)(3)(i) under the Exchange Act describes the following transactions:

“(A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

(B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

(C) A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.”

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

Each category of the above transactions is an action taken by the issuer or an affiliate of the issuer. None of the purchasers in the Class A Sales, namely, Primavera, Perfect World, Zhongrong Investment, Orient Finance and Hao Ding, was an affiliate of the Company at the time of the respective Class A Sales because none of them owned any equity securities of the Company, and none of them controlled, was controlled by or was under common control with the Company at the time of the respective Class A Sales. Although the Class A Sales were purchases of the Company’s equity securities, since the purchasers were neither the Company nor its affiliates, none of the Class A Sales was a transaction described in Rule 13e-3(a)(3)(i). Accordingly, none of the Class A Sales was a Rule 13e-3 transaction.

Some of the purchasers, namely, Primavera and Perfect World, ceased their involvement in any going private transaction with respect to the Company upon the sale of their respective Company shares on September 23, 2014. The remaining purchasers, namely, Zhongrong Investment, Orient Finance and Hao Ding, engaged in intermittent discussions on potential going private transactions after their respective Class A Sales and entered into the current transaction on April 3, 2015. The fact that the current transaction is a going private transaction does not make the initial purchases of Class A ordinary shares made by these purchasers when they were not affiliates of the Company going private transactions or the first in a series of steps in a going private transaction.

On November 24, 2014, Orient Finance transferred all of the Class A ordinary shares of the Company held by it to its affiliates, Orient Hongtai and Orient Hongzhi, respectively. These were transfers among affiliates within the Orient Securities group for its internal purposes.

Therefore, none of the sales or transfers of Class A ordinary shares of the Company in 2014 as described on pages 23 and 24 of the Revised Proxy Statement was the first in a series of steps in this going private transaction.

14.	Refer to page 24. Explain the reasons for the withdrawal of Primavera, Perfect World, FountainVest and Carlyle form the Buyer Group on September 2014. To the extent that any affiliates of these entities are affiliated with existing filers on the Schedule 13E-3, please explain this in the disclosure document.

The Buyer Group believes that Primavera, Perfect World, FountainVest and Carlyle withdrew from the January 27 Consortium in September 2014 as a result of their own commercial decisions not to proceed with the transactions contemplated by the First Consortium Agreement. The Buyer Group has advised that none of Primavera, Perfect World, FountainVest and Carlyle is affiliated with any existing filers of the Schedule 13E-3.

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

15.	Summarize the discussions on September 16, 2014 of Merrill Lynch’s preliminary views on the then-proposed merger consideration.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

16.	Refer to the disclosure in the fourth paragraph on page 26 that because two filers on the Schedule 13E-3 own in the aggregate approximately 69% of the total voting power of the outstanding ordinary shares, the vote of the necessary two-thirds majority needed to approve the Merger is assured. This should be highlighted earlier in the disclosure document (along with the fact that members of the Buyers Group in the aggregate own over 90% of the outstanding ordinary shares) including in the Summary section where you discuss the vote required to approve the Merger and the interests of affiliates in the transaction.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on pages ii and iii of the Company’s letter to its shareholders, page i of the Notice of Extraordinary General Meeting of Shareholders and page 12 of the Revised Proxy Statement, each contained in Exhibit (a)(1) of Amendment No. 1.

17.	Summarize the “other recent developments with respect to the Buyer Group” that were discussed on February 17, 2015.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

18.	Summarize Merrill Lynch’s discussions with the Special Committee on March 31, 2015 regarding the fairness of the consideration to be paid in the Merger, in light of the new projected financial information it had recently received from the Company.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

19.	Expand to address specifically the reasons for the timing of the transaction from the perspective of the Company.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 34 of the Revised Proxy Statement.

* * *

Christina Chalk
U.S. Securities and Exchange Commission
June 11, 2015

Please note that Amendment No. 1 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or Miranda So of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3373, if you have any questions regarding Amendment No. 1 or this letter.

  Sincerely,

Shanda Games Limited

By:	/s/ Li Yao
Chief Financial Officer
Shanda Games Limited

cc:	Robert Chu, Esq. (Sullivan & Cromwell) Chun Wei, Esq. (Sullivan & Cromwell) Miranda So, Esq. (Davis Polk & Wardwell) Zhan Chen, Esq. (Wilson Sonsini Goodrich & Rosati, P.C.)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated June 4, 2015, with respect to the Schedule 13E-3, File No. 005-85045 (as amended, the “Schedule 13E-3”) filed on May 5, 2015 by Shanda Games Limited and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 1 filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of June 11, 2015

[Signature pages follow]

YINGFENG ZHANG
/s/ Yingfeng Zhang
Name: Yingfeng Zhang

CAPITALHOLD LIMITED
By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

CAPITALCORP LIMITED
By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA YILIDA CAPITAL INVESTMENT LIMITED PARTNERSHIP By Shanghai Yingfeng Investment Management Company Limited, its general partner
By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

YILI SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED
By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

[Signature page to the acknowledgment]

NINGXIA ZHENGJUN EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Shanghai Yingfeng Investment Management Company Limited, its general partner
By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

NINGXIA ZHONGYINCASHMERE INTERNATIONAL GROUP CO., LTD.
By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

ZHONGRONG SHENGDA INVESTMENT HOLDINGS (HONG KONG) COMPANY LIMITED
By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

ZHONGRONG INVESTMENT HOLDINGS (HONG KONG) CO., LTD.
By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Director

[Signature page to the acknowledgment]

NINGXIA SILKROAD EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner
By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

NINGXIA ZHONGRONG LEGEND EQUITY INVESTMENT PARTNERSHIP ENTERPRISE (LIMITED PARTNERSHIP) By Ningxia Zhongyincashmere International Group Co., Ltd., its general partner
By:	/s/ Shengming Ma
Name: Shengming Ma
Title: Chairman

SHANGHAI YINGFENG INVESTMENT MANAGEMENT COMPANY LIMITED
By:	/s/ Yingfeng Zhang
Name: Yingfeng Zhang
Title: Director

SHAOLIN LIANG
/s/ Shaolin Liang
Name: Shaolin Liang

ORIENT HONGTAI (HONG KONG) LIMITED
By:	/s/ Yuntao Ma
Name: Yuntao Ma
Title: Director

[Signature page to the acknowledgment]

ORIENT HONGZHI (HONG KONG) LIMITED
By:	/s/ Yuntao Ma
Name: Yuntao Ma
Title: Director

HAO DING INTERNATIONAL LIMITED
By:	/s/ Jing Liu
Name: Jing Liu
Title: Director

[Signature page to the acknowledgment]